December 3, 2024

Siguang Peng
Chief Executive Officer
BTC Digital Ltd.
61 Robinson Road Level 6 & 7
#738, Singapore 068893

       Re: BTC Digital Ltd.
           Registration Statement on Form S-3
           Filed November 20, 2024
           File No. 333-283367
Dear Siguang Peng:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact J. Nolan McWilliams at 202-551-3217 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Crypto
Assets
cc:   Fang Liu, Esq.